Ms. Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

March 12, 2020

Re:	Otis Collection LLC

Amendment No. 2 to Offering Statement on Form 1-A

Filed February 12, 2020

File No. 024-11126

Dear Ms. Ransom:

Thank you for your comments of March 10, 2020 regarding Amendment No. 2 to the Offering Statement of Otis Collection LLC (the “Company”). We appreciate the opportunity to respond to your comments.

Offering Statement on Form 1-A

Liquidity Platform, page 45

1.	We note your revisions to your description of the liquidity platform. Please confirm that when your liquidity platform is operational, you will update your disclosure to identify the broker-dealer you have retained and provide further clarity as to your intended use of an ATS.

The Company hereby confirms that, when the proposed liquidity platform is operational, it will update the disclosure by supplement or amendment, as necessary, to identify the broker-dealer that has been retained to effect transactions, or provide further clarity regarding the intended use of an ATS, if applicable.

Thank you again for the opportunity to respond to your questions to Amendment No. 2 to the Offering Statement of Otis Collection LLC filed February 12, 2020. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
CrowdCheck Law LLP

cc: Michael Karnjanaprakorn

Chief Executive Officer

Otis Collection LLC

335 Madison Ave, 3rd Floor

New York, NY 10017